UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): August 2, 2023

26 Capital Acquisition Corp.

(Exact name of registrant as specified in its charter)

Delaware	001-39900	85-2695910
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

OfficeEdge Miami

701 Brickell Avenue, Suite 1550

Miami, Florida 33131

(Address of principal executive office and zip code)

(305) 709-6664

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A common stock, par value $0.0001 per share, and one-half of one Redeemable Warrant	ADERU	The Nasdaq Stock Market LLC
Shares of Class A common stock, par value $0.0001 per share, included as part of the Units	ADER	The Nasdaq Stock Market LLC
Redeemable Warrants included as part of the Units	ADERW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.

Emerging Growth Company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01	Entry Into a Material Definitive Agreement.

On August 2, 2023, 26 Capital Acquisition Corp. (the “Company”) issued a convertible promissory note (the “Convertible Note”) to Spring Owl Asset Management LLC (the “Payee”), an affiliate of 26 Capital Holdings LLC, the Company’s sponsor (the “Sponsor”), pursuant to which the Company may borrow up to an aggregate maximum amount of $1,000,000 from the Payee to pay fees and expenses and for other general corporate purposes. Any advances under the Convertible Note shall be made at the sole discretion of the Payee. The Convertible Note matures upon the earliest to occur of (a) the satisfaction of all conditions set forth in Article 7 of that certain Agreement and Plan of Merger and Share Acquisition, by and among Tiger Resort Asia Ltd. (“TRA”), UE Resorts International, Inc. (“UE Resorts”) (formerly known as Okada Manila International, Inc.), Project Tiger Merger Sub, Inc. (“Merger Sub”), Tiger Resort, Leisure and Entertainment, Inc. (collectively with TRA, UE Resorts, and Merger Sub, the “UEC Parties”), and the Company, dated as of October 15, 2021, as amended (the “Merger Agreement”) other than those conditions set forth in Article 7 of the Merger Agreement that by their nature cannot be satisfied other than at the Closing (as defined in the Merger Agreement) (such date, the “Pre-Closing Satisfaction Date”), (b) the date that the winding up of the Company is effective, and (c) the one year anniversary of the issuance of the Convertible Note.

Subject to the prior receipt of shareholder approval, and provided that the Company has not deposited an amount equal to the unpaid principal of the advances outstanding under the Convertible Note to an account designated for the benefit of the Payee, then upon the occurrence of the Pre-Closing Satisfaction Date the unpaid principal amount of advances under the Convertible Note will convert into a number of shares of Class A common stock of the Company, par value $0.0001 per share (the “Class A Common Stock”), at a conversion price per share equal to the average closing price of the Class A Common Stock for the 30 consecutive trading days immediately preceding the Pre-Closing Satisfaction Date (the “Equity Conversion”). In addition, following a notice of voluntary prepayment, the Payee may cause the Equity Conversion to occur in certain circumstances.

On July 19, 2023, July 25, 2023, August 3, 2023 and August 8, 2023, the Company borrowed $200,000, $150,000, $110,000 and $100,000, respectively available to it under the Convertible Note.

In connection with the entry into the Convertible Note discussed above, on August 8, 2023, the Company entered into an amendment (the “Amendment”) of the existing secured convertible promissory note (the “Secured Note”) issued by the Company to the Sponsor, entered into on June 29, 2023, pursuant to such Amendment, the parties agreed to amend the Secured Note by terminating the remaining $700,000 of undrawn amounts available to the Company to borrow under the Secured Note. Accordingly, pursuant to the Amendment, no additional amounts may be borrowed by the Company under the Secured Note beyond the $1,300,000 borrowed prior to date of the Amendment.

The foregoing summaries of the Convertible Note and Amendment are qualified in their entirety by reference to the full text of the Convertible Note and Amendment, copies of which are filed with this Current Report on Form 8-K as Exhibit 10.1 and Exhibit 10.2, respectively, and are incorporated herein by reference.

Item 2.03	Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

The information disclosed under Item 1.01 of this Current Report on Form 8-K is incorporated by reference into this Item 2.03 to the extent required herein.

Item 3.02	Unregistered Sales of Equity Securities.

The information disclosed under Item 1.01 of this Current Report on Form 8-K is incorporated by reference into this Item 3.02 to the extent required herein.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits. The following exhibits are being filed herewith:

10.1	Delayed Draw Promissory Note, dated August 2, 2023 and issued to Spring Owl Asset Management LLC.
10.2	Amendment to Delayed Draw Promissory Note, dated June 29, 2023 and issued to 26 Capital Holdings LLC.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

26 Capital Acquisition Corp.
(Registrant)

August 8, 2023	By:	/s/ Jason Ader
	Name:	Jason Ader
	Title:	Chief Executive Officer

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